Stoecklein Law Group, LLP

Practice Limited to Federal Securities

Columbia Center	Telephone: (619) 704-1310
401 West A Street	Facsimile: (619) 704-1325
Suite 1150	Email: djs@slgseclaw.com
San Diego, California 92101	Web: www.slgseclaw.com

March 20, 2014

Matthew Crispino
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:           Smart Server, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 26, 2014
File No. 333-193523

Dear Mr. Crispino,

This correspondence is in response to your letter dated March 12, 2014 in reference to our filing of the Registration Statement on Form S-1 filed on February 26, 2014 on behalf of Smart Server, Inc. (the “Company”), your file number 333-193523.

We have keyed our responses to your comment items in their original numeric order.
Cover Page

1.
We note your response to prior comment 2 and continue to believe that you are a shell company as defined in Rule 405. We note that you have minimal assets excluding cash, no revenues to date and appear to have only nominal operations. In this regard, we note that significant steps remain to commence the operations of your business and to launch your mobile application. As such, you should disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of shell company status. Alternatively, advise why you believe your company has more than nominal operations.

Response:                      The Company has revised their disclosure to disclose that they are a shell company on their prospectus cover page and add a risk factor that highlights the consequences of shell company status as follows:

The following was added to the prospectus cover page.

We are considered a “shell company” under applicable securities rules and subject to additional regulatory requirements as a result, including the inability of our shareholders to sell our shares in reliance on Rule 144 promulgated pursuant to the Securities Act of 1933, as well as additional restrictions. Accordingly, investors should consider our shares to be significantly risky and illiquid investments. See Risk Factors, beginning on Page 5.

Smart Server, Inc.
March 20, 2014

The following risk factor was added to page 7:

Shareholders who hold unregistered shares of our common stock are subject to resale restrictions pursuant to Rule 144, due to our status as a “Shell Company.”

Pursuant to Rule 144 of the Securities Act of 1933, as amended (“Rule 144”), a “shell company” is defined as a company that has no or nominal operations; and, either no or nominal assets; assets consisting solely of cash and cash equivalents; or assets consisting of any amount of cash and cash equivalents and nominal other assets. As such, because we have nominal assets, we are considered a “shell company” pursuant to Rule 144 and as such, sales of our securities pursuant to Rule 144 are not able to be made until we have ceased to be a “shell company” and we are subject to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, and have filed all of our required periodic reports for at least the previous one year period prior to any sale pursuant to Rule 144; and a period of at least twelve months has elapsed from the date “Form 10 information” (i.e., information similar to that which would be found in a Form 10 Registration Statement filing with the SEC) has been filed with the Commission reflecting the Company’s status as a non-“shell company.” Because none of our non-registered securities can be sold pursuant to Rule 144, until one year after filing Form 10 like information with the SEC, any non-registered securities we sell in the future or issue to consultants or employees, in consideration for services rendered or for any other purpose will have no liquidity until and unless such securities are registered with the Commission and/or until 12 months after we cease to be a “shell company” and have complied with the other requirements of Rule 144, as described above. As a result, it may be harder for us to fund our operations and pay our consultants with our securities instead of cash. Furthermore, it will be harder for us to raise funding through the sale of debt or equity securities unless we agree to register such securities with the Commission, which could cause us to expend additional resources in the future. Our status as a “shell company” could prevent us from raising additional funds, engaging consultants, and using our securities to pay for any acquisitions (although none are currently planned), which could cause the value of our securities, if any, to decline in value or become worthless.

In connection with the response to your comments, Smart Server, Inc. acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact myself or Jennifer Trowbridge at 619-704-1310.

/s/ Donald J. Stoecklein
Stoecklein Law Group, LLP